UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Denali Capital Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G6256B106

(CUSIP Number)

Jaisim Shah

Chief Executive Officer

Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

(650) 516-4310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G6256B106

1.	NAME OF REPORTING PERSON Scilex Holding Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 500,000 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 500,000 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.9% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Comprised of 500,000 Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”), of Denali Capital Acquisition Corp. (the “Issuer”) held directly by the Reporting Person (as defined herein), which will automatically convert into Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”), of the Issuer concurrently with or immediately following the consummation of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

(2)

Percent of class beneficially owned is calculated based on the sum of: (i) 751,837 Class A Ordinary Shares outstanding as of August 19, 2024, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2024 filed with the Securities and Exchange Commission on August 19, 2024; and (ii) the 500,000 Class A Ordinary Shares issuable to the Reporting Person upon conversion of the 500,000 Class B Ordinary Shares held directly by the Reporting Person, which Class A Ordinary Shares have been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

ITEM 1.	Security and Issuer.

The securities to which this Schedule 13D relates are the Class A Ordinary Shares of the Issuer. The principal executive offices of the Issuer are located at 437 Madison Avenue, 27th Floor, New York, New York 10022 United States.

ITEM 2.	Identity and Background.

This Schedule 13D is being filed by Scilex Holding Company (the “Reporting Person” or “Scilex”). The Reporting Person is a Delaware corporation, with its principal place of business at 960 San Antonio Road, Palo Alto, CA 94303. The principal business of the Reporting Person is biopharmaceutical products.

Information regarding the identity and background of each executive officer and director of the Reporting Person is set forth on Schedule A to this Schedule 13D. Each of the individuals identified on Schedule A to this Schedule 13D is a U.S. citizen.

None of the Reporting Person, or, to the Reporting Person’s knowledge, any individuals identified on Schedule A to this Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Person, or, to the Reporting Person’s knowledge, any individuals identified on Schedule A to this Schedule 13D has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the SIPA (as defined below) that pertain to the securities acquired by the Reporting Person.

ITEM 4.	Purpose of Transaction.

On August 30, 2024, Semnur Pharmaceuticals, Inc. (“Semnur”), a Delaware corporation and wholly owned subsidiary of Scilex, entered into an agreement and plan of merger (the “Merger Agreement”) with the Issuer and Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”). The Merger Agreement provides that, among other things, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Semnur, with Semnur surviving as a wholly owned subsidiary of the Issuer (the “Merger”).

In connection with the execution and delivery of the Merger Agreement, Denali Capital Global Investments LLC (the “Sponsor”) and Scilex entered into a Sponsor Interest Purchase Agreement (the “SIPA”) dated August 30, 2024 (the “Signing Date”). Pursuant to the SIPA, Scilex agreed to purchase 500,000 Class B Ordinary Shares of the Issuer that were held by the Sponsor. Pursuant to the SIPA, the aggregate consideration for the purchase and sale of the 500,000 Class B Ordinary Shares is as follows: (i) $2,000,000 (the “Cash Consideration”), from Scilex’s cash on hand, and (ii) 300,000 shares of common stock, par value $0.0001 per share, of Scilex (the “Scilex Shares”). Pursuant to the SIPA, Scilex has paid the Cash Consideration to the Sponsor on August 30, 2024 and has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the effective time of the Merger.

The foregoing description of the Merger Agreement and the SIPA does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement and the SIPA, which are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

(a)	See responses to Items 11 and 13 on the cover page.

(b)	See responses to Items 7, 8, 9 and 10 on the cover page.

(c)

Except as set forth in this Schedule 13D, none of the Reporting Person, or, to the Reporting Person’s knowledge, any individuals identified on Schedule A to this Schedule 13D, has effected any transactions of Class A Ordinary Shares and Class B Ordinary Shares during the 60 days preceding the date of this report.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Item 4 above summarizes certain provisions of the Merger Agreement and the SIPA and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

1*	Agreement and Plan of Merger, dated as of August 30, 2024, by and among Denali Capital Acquisition Corp., Denali Merger Sub Inc. and Semnur Pharmaceuticals, Inc.

2*	Sponsor Interest Purchase Agreement, dated as of August 30, 2024, by and between Scilex Holding Company and Denali Capital Global Investments LLC.

*

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Reporting Person agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2024

SCILEX HOLDING COMPANY

By:	/s/ Jaisim Shah
Name:	Jaisim Shah
Title:	Chief Executive Officer and President

Schedule A

Identity and Background of Executive Officers of Reporting Person

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment is Conducted
Jaisim Shah	960 San Antonio Road Palo Alto, California 94303	Chief Executive Officer, President and Director Scilex Holding Company 960 San Antonio Road, Palo Alto, California 94303

Henry Ji, Ph.D.	960 San Antonio Road Palo Alto, California 94303	Executive Chairperson and Director Scilex Holding Company 960 San Antonio Road, Palo Alto, California 94303

Stephen Ma	960 San Antonio Road Palo Alto, California 94303	Chief Financial Officer Scilex Holding Company 960 San Antonio Road, Palo Alto, California 94303

Identity and Background of Directors of Reporting Person

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment is Conducted
Jaisim Shah	See above.	See above.

Henry Ji, Ph.D.	See above.	See above.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment is Conducted
Jay Chun, M.D., Ph.D.	960 San Antonio Road Palo Alto, California 94303	Chief of Neurosurgery and Director Atlantic Health Spine Center at Overlook Medical Center at Atlantic Health System 99 Beauvoir Avenue Summit, New Jersey 07901

Yue Alexander Wu, Ph.D.	960 San Antonio Road Palo Alto, California 94303	Co-Founder, Chairman and Chief Executive Officer Cothera Bioscience, Inc. 155 Bovet Road, Suite 660, San Mateo, California 94403

Dorman Followwill	960 San Antonio Road Palo Alto, California 94303	Director Scilex Holding Company 960 San Antonio Road, Palo Alto, California 94303

David Lemus	960 San Antonio Road Palo Alto, California 94303	Executive Board Member, Chief Operating Officer and Chief Financial Officer miRecule Inc. 704 Quince Orchard Road Gaithersburg, Maryland 20878

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment is Conducted
Annu Navani	960 San Antonio Road Palo Alto, California 94303

Chief Executive Officer

Comprehensive Spine and Sports Center

2516 Samaritan Drive, Suite G

San Jose, California 95124

Chief Medical Officer

Boomerang Healthcare

2516 Samaritan Drive, Suite G

San Jose, California 95124